November 2, 2009

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Hyatt Hotels Corporation
Filed on Form S-1
Registration No. 333-161068

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 19, 2009 and the date hereof 35,749 copies of the Preliminary Prospectuses October 19, 2009 and November 2, 2009 were distributed as follows: 33,245 to 16 prospective underwriters; 2,235 to 2,235 institutional investors; 260 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 0 to 0 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern Standard Time on November 4, 2009 or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO. DEUTSCHE BANK SECURITIES INC. J.P. MORGAN SECURITIES INC.

As Representatives of the Underwriters

GOLDMAN, SACHS & Co.

By:	/S/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)

DEUTSCHE BANK SECURITIES INC.

By:	/S/ JEREMY FOX
Name: Jeremy Fox
Title: Managing Director

By:	/S/ FRANK WINDELS
Name: Frank Windels
Title: Director

J.P. MORGAN SECURITIES INC.

By:	/S/ LAWRENCE HENRY
Name: Lawrence Henry
Title: Vice Chairman